Exhibit 99.3

AMENDMENT TO THE REGISTRATION RIGHTS AGREEMENT

THIS AMENDMENT TO THE REGISTRATION RIGHTS AGREEMENT, dated as of January 3, 2023 (this “Amendment”) is entered into among (a) TELUS International (Cda) Inc. (the “Corporation”), (b) TELUS Communications Inc., TELUS International Holding Inc., 1276431 B.C. Ltd., 1276433 B.C. Ltd., 1276435 B.C. Ltd. and 1276436 B.C. Ltd. (collectively, “TELUS”), (c) Riel B.V (“Baring”), (d) Jeffrey Puritt (“Puritt”), (e) Insignia WT Holdings, LLC (together with the Sponsor Permitted Holders (as defined herein) in accordance with Article 7 and its and their respective successors, the “Sponsor Investor”) and (f) New WT Parent, Inc., Tidy Man, LLC, Wolf & Shield, LLC, Johan Aurik, Marcus East, Cristiano Franco, Lando Kravetz, Atri Michael Signer, Abby Cook, Blake Sirach, Christy Philips, Mike Moore, Tobias A. Dengel Trust U/D/T dated September 27, 2007, Will Mayo and Jamie Timm (collectively, the “Management Investors” and each, a “Management Investor” and, together with the Sponsor Investor, the “Investors”, and each of the Sponsor Investor and the Management Investors, an “Investor”). All capitalized terms used herein and not otherwise defined herein shall have the meanings given to such terms in the registration rights agreement, dated February 5, 2021, entered into among the Corporation, TELUS and BPEA (as amended by this Amendment, the “Registration Rights Agreement”).

WHEREAS, the Corporation, TELUS, BPEA and Puritt have agreed to provide certain rights to (i) the Sponsor Investor to (A) request one (1) Sponsor Demand Registration, (B) participate in any other Demand Registration (as defined below), and (C) effect the filing of an Automatic Shelf Registration Statement (as defined below), if available, or an F-10 Registration Statement (each term as defined herein) if the Automatic Shelf Registration Statement is not available, or any prospectus supplement or post-effective amendment thereto, to provide for the registration and/or qualification by Canadian Prospectus of the sale of Shares owned by the Sponsor Investor as of the date hereof (including the Shares received by the Sponsor Investor pursuant to that certain Stock Purchase Agreement and Agreement and Plan of Merger by and among Telus International Holding (U.S.A.) Corp., Sequoia Merger Subsidiary LLC, WLTR Holdings, LLC, and Insignia WT Holdings, LLC (for itself and in its capacity as the representative), dated October 26, 2022 (the “Acquisition Agreement”), and (ii) the Management Investors to (A) participate in any Demand Registration and (B) effect the filing of an Automatic Shelf Registration Statement, if available, or an F-10 Registration Statement, if the Automatic Shelf Registration Statement is not available, or any prospectus supplement or post-effective amendment thereto, in each case to provide for the registration and/or qualification by Canadian Prospectus of the sale of Shares owned by the Management Investors as of the date hereof (including Shares received by the Management Investors pursuant to the Acquisition Agreement) and Shares, if any, to be issued to the Management Investors pursuant to the Second Amended & Restated Limited Liability Company Agreement of WLTR Holdings, LLC, dated as of January 3, 2023 (the “LLC Agreement” and all such Shares, the “Management Investor Shares”)), in each case of (i) and (ii), subject to the terms and conditions set forth in the Registration Rights Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1.           Incorporation of Provisions. Sections 1.3 through and including 1.8 of the Registration Rights Agreement are incorporated fully and made a part of this Amendment.

Section 2.           Amendments to Registration Rights Agreement. The Registration Rights Agreement is hereby amended as follows:

(a)	Parties. Each Investor shall be a party to the Registration Rights Agreement and deemed to be a “Holder” as such term is defined in the Registration Rights Agreement, subject to terms of the Amendment.

(b)	Definitions. The following definitions included in Section 1.1 of the Registration Rights Agreement are hereby amended by amending and restating the definitions or adding new definitions, as applicable, as follows:

“Affiliate” shall have the meaning assigned to it in Rule 405 promulgated under the Securities Act.

“Baring” or “BPEA” means Riel B.V., its Permitted Holders in accordance with Article 7 and its and their respective successors.

“Baring Fund” or “BPEA Fund” means BPEA Private Equity Fund VI, L.P.1, BPEA Private Equity Fund VI, L.P.2 and BPEA Private Equity Fund VI Co-Investment L.P., and any of their respective successors and assigns, including any successor by way of amalgamation, merger, arrangement or other reorganization.

“Baring Fund” or “BPEA Permitted Holders” means any funds managed or advised by BPEA EQT Pte. Ltd. or any of its Affiliates, in each case provided that it is controlled, directly or indirectly, or managed or advised by BPEA EQT Pte. Ltd. or an Affiliate of BPEA EQT Pte. Ltd.

“Permitted Holder” means any of (i) BPEA Permitted Holders, (ii) the TELUS Permitted Holders and (iii) the Sponsor Permitted Holders.

“Public Offering” means an underwritten public offering and sale of Shares for cash pursuant to (i) a Canadian Preliminary Prospectus and a Canadian Prospectus or solely a Canadian Prospectus, and/or (ii) an effective Registration Statement under the Securities Act, and includes, in each case, a Bought Deal.

“Registrable Securities” means (i) Shares held by any Person party to this Agreement as of the date of this Agreement, including any amendment thereto, (ii) Shares issued or issuable with respect to any Shares held by any Person party to this Agreement as of the date of this Agreement, including any amendment thereto, by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization or otherwise, (iii) the Management Investor Shares, if any, that the Corporation elects to issue to the Management Investors in order to settle any Redemption Exchange Value (as such term is defined in the LLC Agreement) pursuant to the LLC Agreement, and (iv) Shares issued or issuable with respect to the Management Investor Shares issued pursuant to the LLC Agreement as described in clause (iii) above by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization or otherwise .  As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (i) they have been distributed to the public pursuant to a registration or have been otherwise sold or transferred by any Holder, as applicable, except to any Permitted Holder in accordance with Article 7, or (ii) they may be sold pursuant to Rule 144 under the Securities Act without restriction on the basis of volume limitations; provided that the Shares held by Puritt that will be considered Registrable Securities will not exceed 2,721,295 Shares as provided in the Puritt Agreement. For greater clarity, Multiple Voting Shares must be converted to Shares before such Shares can become Registrable Securities.

“Selling Holders Counsel” means one counsel for all the Selling Holders, other than the BPEA and the Sponsor Investor.

“Sponsor Permitted Holders” means any funds controlled (directly or indirectly), managed or advised by Insignia WT Holdings, LLC or any of its Affiliates.

(c)	Article Headings. Article 2 is hereby renamed “Demand and Shelf Registration Rights”.

(d)	Demand Registration. Section 2.1 of the Registration Rights Agreement is hereby amended and restated as follows:

Subject to Section 2.4, at any time and from time to time, a Holder of Registrable Securities (other than any Investor or Puritt) may, by written notice to the Corporation, request that the Corporation effect a Public Offering of Registrable Securities expected to result in gross sale proceeds of at least $50,000,000 (a “BPEA/TELUS Demand Registration”).  Notwithstanding the foregoing, subject to Section 2.4, the Sponsor Investor may, by written notice to the Corporation, request that the Corporation effect one (1) Public Offering of Registrable Securities and such Public Offering will not be subject to a minimum expected gross sale proceeds amount (a “Sponsor Demand Registration” and, together with a BPEA/TELUS Demand Registration, a “Demand Registration”). All requests made pursuant to this Section 2.1 will specify the aggregate number or amount of Registrable Securities to be registered at such Initiating Holder’s request, the intended methods of disposition thereof, and, subject to Section 2.4, the jurisdiction(s) in which such registration is requested (being the United States and any province or territory of Canada).  Subject to Section 2.4, the Corporation will use its commercially reasonable efforts to effect such Demand Registration in the jurisdiction in which the Corporation has been so requested to register. The Corporation may include in any such Demand Registration other securities of the Corporation for sale for its own account or for the account of any holder of its securities other than pursuant to this Article 2 (including Registrable Securities of the Shareholders and Puritt, subject to the limitations under the Puritt Agreement, and Pre-IPO Holders), subject to Section 4.3; provided that if Puritt ceases to be an employee of the Corporation due to resignation, retirement or termination for cause by the Corporation, the rights of Puritt to participate in a Demand Registration shall terminate.

Notwithstanding any limitations under this Agreement (including Sections 2.4 and 2.5 thereof), the Investors are hereby deemed to have requested, and the Corporation acknowledges and agrees to file and use its commercially reasonable efforts to make effective, as of the date hereof, an automatic shelf registration statement (as defined in Rule 405 under the Securities Act) (the “Automatic Shelf Registration Statement”), if available, or a shelf registration statement on Form F-10 (the “F-10 Registration Statement”), if the Automatic Shelf Registration Statement is not available, covering all Registrable Securities, including the Registrable Securities that will be issued to the Investors in the transactions contemplated by the Acquisition Agreement and the LLC Agreement. The Corporation shall use its commercially reasonable efforts, in compliance with applicable law, to cause such Automatic Shelf Registration Statement or F-10 Registration Statement to be filed as soon as reasonably possible after the time of closing of the transactions contemplated by the Acquisition Agreement (“Acquisition Closing Date”), and, in the case of the F-10 Registration Statement, to become effective as soon as practicable thereafter. To the extent that an Automatic Shelf Registration Statement or F-10 Registration Statement is effective at the time of the Acquisition Closing Date, the Corporation shall file, as soon as reasonably possible after the Acquisition Closing Date and in compliance with applicable law, any prospectus supplement or any post-effective amendment and otherwise take any action necessary to include each of the Holders that own Registrable Securities as selling shareholders pursuant to such Automatic Shelf Registration Statement or F-10 Registration Statement so as to permit the resale of each such Holder’s Registrable Securities. For the avoidance of doubt, if a Shelf Registration Statement is effective at the time of the Acquisition Closing Date and such Shelf Registration Statement covers, or any prospectus supplement or post-effective amendment thereto is filed to cover, the resale of the Investors’ Registrable Securities as of the Acquisition Closing Date, no additional registration statement will be filed with respect to any Registrable Securities on the Acquisition Closing Date.

Any Demand Registration by BPEA can only be requested after BPEA has fully complied with the TELUS ROFR.

Any Holder that has requested its Registrable Securities be included in a Demand Registration pursuant to Section 2.1 (including any Initiating Holder) may withdraw all or any portion of its Registrable Securities included in a Demand Registration from such Demand Registration at any time prior to the execution of the underwriting agreement related to such Demand Registration. Upon receipt of a notice to such effect from an Initiating Holder with respect to all of the Registrable Securities included by such Initiating Holder(s) in such Demand Registration, the Corporation shall cease all efforts to secure effectiveness of the applicable Registration Statement.

(e)	Notice to Other Holders. Section 2.3 of the Registration Rights Agreement is hereby amended and restated as follows:

Promptly upon receipt of any request pursuant to Section 2.1 (but in no event more than two (2) Business Days thereafter) which will or is expected to involve a roadshow and other than in connection with a Bought Deal, the Corporation will give written notice (the “Demand Notice”) of such registration request to each Holder of Registrable Securities (which Demand Notice shall specify the intended method of disposition of such Registrable Securities), and the Corporation will, subject to Section 4.3, include in such registration all Registrable Securities with respect to which the Corporation has received written requests for inclusion therein within seven (7) days after the Demand Notice has been given to the applicable Parties.  Subject to Section 4.3, the Corporation and other Holders may include Shares in such registration, and such other Holders shall be given notice of the registration as set forth above.  In the event that a Demand Registration is made in connection with a Bought Deal, or another Public Offering which is not expected to include a road show, the notice periods set forth in this Section 2.3 shall not be applicable and the Initiating Holder shall give (i) the Corporation such notice of such registration as is reasonable to allow the Corporation and its advisors to prepare for such registration, and (ii) such notice to the other Holders (each a “Receiving Holder”) as is practicable under the circumstances given the speed and urgency with which Bought Deals (or such other Public Offerings) are currently carried out in common market practice of its rights to participate thereunder and the Receiving Holders shall have only such time as is reasonably practicable under the circumstances to notify the Corporation and the Initiating Holder that they will participate in the Bought Deal or such other Public Offering, failing which, such Initiating Holder shall be free to pursue the Bought Deal or such other Public Offering without the participation of the Receiving Holders; provided, that BPEA, in its capacity as a Receiving Holder, shall in all cases receive written notice not less than three (3) Business Days prior to the Initiating Holder pursuing such Bought Deal or other Public Offering; and provided, further, that any Receiving Holder shall have until at least one (1) Business Day prior to the day the Bought Deal or such other Public Offering is to commence to elect whether or not to participate.

(f)	Limitations. Section 2.4 of the Registration Rights Agreement is hereby amended and restated as follows:

Subject to Section 2.5 and Section 5.3, the Corporation will not be required to effect any Demand Registration within 120 days after (i) the date of the receipt of any Canadian Prospectus  (other than a Canadian Shelf Prospectus) or the effective date of any Registration Statement that was requested pursuant to Section 2.1 (other than, for the avoidance of doubt, the Automatic Shelf Registration Statement or F-10 Registration statement requested and filed to cover the Investors’ Registrable Securities in connection with the closing of the transactions contemplated by the Acquisition Agreement and the LLC Agreement), or (ii) the date of the receipt of any Canadian Prospectus (other than a Canadian Shelf Prospectus), the date of the Corporation’s most recent prospectus supplement filed under Canadian Securities Laws or the effective date of any Registration Statement relating to an Underwritten Offering of securities of the Corporation for its own account or for the account of any holder of its securities other than pursuant to Section 2.1, provided that the Holders were provided with the opportunity to participate by way of incidental registration in accordance with Article 3 of this Agreement in connection with such Underwritten Offering. In no event shall the Corporation be required to effect (x) more than one (1) Demand Registration hereunder within any ninety-day period and (y) an aggregate of more than two (2) Demand Registrations in any period of twelve consecutive months; provided that no more than one (1) Demand Registration in any period of twelve consecutive months may be a Sponsor Demand Registration, consistent with Section 2.1. For the avoidance of doubt, any Automatic Shelf Registration Statement or F-10 Registration Statement filed to cover the Investors’ Registrable Securities received in connection with the transactions contemplated by the Acquisition Agreement and the LLC Agreement shall not constitute a Sponsor Demand Registration for purposes of this Section 2.4.

(g)	Delay of Registration. Section 2.5 of the Registration Rights Agreement is hereby amended and restated as follows:

Notwithstanding the obligations of the Corporation pursuant to this Article 2, if the Corporation is requested to effect a Demand Registration and/or the Corporation has an effective Shelf Registration Statement and/or Canadian Shelf Prospectus and the Corporation determines, in its opinion and in good faith, that such Demand Registration or sales of Registrable Securities under the Shelf Registration Statement and/or Canadian Shelf Prospectus would (i) require the premature disclosure of information the disclosure of which at such time could reasonably have a material adverse effect on the Companies Group, or (ii) materially adversely affect the Companies Group, including in connection with any proposed transaction, offering of securities of the Corporation currently commenced or other material initiative of the Companies Group at such time, then the Corporation shall have the right to (a) defer taking action with respect to Demand Registration for a period of not more than 90 days after the request of the Initiating Holder is given and (b) suspend, for up to 90 days the use of a prospectus that is part of a Shelf Registration Statement (and therefore suspend sales of the Registrable Securities pursuant to the Shelf Registration Statement) by providing written notice to the Holders.

In the case of an event that causes the Corporation to suspend the use of a Shelf Registration Statement, the Corporation will give a notice to the Holders whose Registrable Securities are registered pursuant to such Shelf Registration Statement to suspend sales of the Registrable Securities. Each Holder agrees that upon receipt of such notice from the Corporation, such Holder shall immediately cease any sales of its Registrable Securities pursuant to such Shelf Registration Statement (or such filings). A Holder may only recommence effecting sales of the Registrable Securities pursuant to the Shelf Registration Statement following further written notice received from the Corporation, which will be given by the Corporation to the Holders promptly following the conclusion of any event triggering the suspension of the Shelf Registration Statement.

(h)	Shelf Registration. New Section 2.6 shall be added to Article 2 of the Registration Rights Agreement, as follows:

If the Corporation files a Shelf Registration Statement on Form F-3 or Form F-10 for the benefit of the holders of any of its securities other than the Holders, and the Holders do not request that their Registrable Securities be included in such Shelf Registration Statement, the Corporation agrees that, at the request of BPEA, TELUS, the Sponsor Investor, the Management Investors or Puritt, it will include in such Shelf Registration Statement such disclosures as may be required by Rule 430B promulgated under the Securities Act in order to ensure that such requesting Holders, as applicable, may be added to such Shelf Registration Statement at a later time through the filing of a prospectus supplement rather than a post-effective amendment. If the Corporation has filed a Shelf Registration Statement, the Corporation shall, at the request of BPEA, TELUS, the Sponsor Investor, the Management Investors or Puritt, file any post-effective amendments or prospectus supplements necessary to include therein all disclosure necessary to permit the Holders to be added to such Shelf Registration Statement as selling shareholders thereunder.

The Corporation will, at the request of BPEA, TELUS, the Sponsor Investor, the Management Investors or Puritt, file any prospectus supplement or any post-effective amendments and otherwise take any action necessary to include therein all disclosure and language deemed necessary or advisable by the Corporation to permit Holders entitled thereunder to use the Shelf Registration Statement.

The Corporation will use its commercially reasonable efforts to (i) remain a well-known seasoned issuer (a “WKSI”), as defined in Rule 405 under the Securities Act, and not become an ineligible issuer (as defined in Rule 405 under the Securities Act) or (ii) meet the general eligibility requirements for use of Form F-10 under the Securities Act, and to comply with General Instruction II.L to Form F-10 under the Securities Act, in each case while any Registrable Securities remain unsold. The Corporation will use commercially reasonable efforts to meet the eligibility requirements to file a Canadian Shelf Prospectus.

If the Corporation does not pay the filing fee covering the Registrable Securities at the time a Shelf Registration Statement is filed, the Corporation shall pay such fee at such time or times as the Registrable Securities are to be sold.

Upon the expiration of the Automatic Shelf Registration Statement or any other Shelf Registration Statement filed pursuant to this Agreement, the Corporation shall refile a new Automatic Shelf Registration Statement or Shelf Registration Statement covering the Registrable Securities, and, if at any time when the Corporation is required to re-evaluate its WKSI status the Corporation determines that it is not a WKSI, use its commercially reasonable efforts to refile the Automatic Shelf Registration Statement or any other Shelf Registration Statement filed pursuant to this Agreement on Form F-3 or F-10, and, if neither of such forms is available, on Form F-1, and keep such registration statement effective while any Registrable Securities remain unsold. Upon the expiration of any Canadian Shelf Prospectus, the Corporation shall refile a new Canadian Shelf Prospectus qualifying distributions by, among others, selling securityholders.

(i)	Selection of Underwriters; Offering Terms. Section 4.1 of the Registration Rights Agreement is hereby amended and restated as follows:

If the Initiating Holder requesting a Demand Registration intends to distribute the Registrable Securities in an Underwritten Offering, it will so advise the Corporation in its request.  If requested by the underwriters of such Underwritten Offering, the Corporation together with the Selling Holders will enter into an underwriting agreement with such underwriters for such Underwritten Offering containing such representations and warranties by the Corporation and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions, including, without limitation, customary indemnity and contribution provisions.  In respect of any Underwritten Offering that is not a Bought Deal or is expected to include a road show, the Initiating Holder shall have the right, subject to the consultation with and consent of the Corporation and any other Selling Holders (other than the Management Investors and Puritt), which consent shall not be unreasonably withheld, to select the managing underwriter or underwriters to administer the Underwritten Offering, which managing underwriters shall be one or more firms of recognized standing in the jurisdiction or jurisdictions in which such registration is sought and in the case of a Bought Deal or another Underwritten Offering that is not expected to include a road show, the Initiating Holder shall have the right, subject to consultation with the Corporation and any other Selling Holders (other than the Management Investors and Puritt), to select the underwriter.

Subject to Section 2.5, all determinations as to whether to complete any Underwritten Offering and as to the timing, manner, price and other terms of any Underwritten Offering contemplated by this Section 4.1 shall be determined by the Initiating Holder, in consultation with the Corporation and any other Selling Holders (other than the Management Investors and Puritt), and the Corporation shall use its commercially reasonable efforts, subject to applicable law, to cause any Underwritten Offering to occur in accordance with such determinations as promptly as practicable.

(j)	Underwriter’s Cutback. Section 4.3 of the Registration Rights Agreement is hereby amended and restated as follows:

Notwithstanding any other provision of this Agreement, if a registration involves an Underwritten Offering and the managing underwriter or underwriters of such proposed Underwritten Offering advises the Corporation and Holders that have requested inclusion in such Underwritten Offering that in its opinion the number of securities requested to be included in such registration would adversely affect the price, timing or distribution of the securities offered, then the Corporation may limit the number of Registrable Securities to be included in the Canadian Prospectus or Registration Statement, as applicable, for such Underwritten Offering.  The number of securities that are entitled to be included in the registration and underwriting will be allocated in the following manner:

(1)	If the Underwritten Offering is the result of the first Demand Registration to be made following the Acquisition Closing Date (the “First Demand Registration”), (i) the Registrable Securities held by the Sponsor Investor and requested to be included in such First Demand Registration shall be included, provided that the number of Registrable Securities so included shall not exceed 67% of Registrable Securities issued to the Sponsor Investor on the Acquisition Closing Date, and (ii) the additional Registrable Securities that will be entitled to be included in the First Demand Registration and underwriting will be allocated in the following manner: (A) first, the Registrable Securities held by BPEA requested to be included in such First Demand Registration will be included, (B) second, the Registrable Securities of the Management Investors requested to be included in such First Demand Registration will be included; (C) third, the Registrable Securities of TELUS requested to be included in such First Demand Registration will be included; (D) fourth, subject to Section 2.1 and the Puritt Agreement, the number of Registrable Securities held by Puritt and requested by Puritt to be included in a First Demand Registration will be included; provided that Puritt shall only be permitted to include no more than 544,259 Shares in any First Demand Registration prior to February 3, 2023, no more than 1,632,777 Shares in any First Demand Registration prior to February 3, 2024 (less any Shares subject to the Puritt Agreement that have already been sold by Puritt in any manner) and no more than 2,721,295 Shares in any First Demand Registration on or after February 3, 2024 (less any Shares subject to the Puritt Agreement that have already been sold by Puritt in any manner), subject to an aggregate of 2,721,295 Shares permitted to be included in all Demand Registrations or other registrations or underwritings of Shares by the Corporation, (E) fifth, the number of treasury Shares that the Corporation determines to include and any other securities of the Corporation will be included.

(2)	if the Underwritten Offering is the result of a Demand Registration that is not a First Demand Registration, (i) where the Initiating Holder is BPEA or the Sponsor Investor, the Registrable Securities held by BPEA or the Sponsor Investor, as the case may be, requested to be included in such Demand Registration shall not be excluded unless all the Registrable Securities held by all other Holders requested to be included in such Demand Registration are first entirely excluded, (ii) the additional Registrable Securities that will be entitled to be included in the Demand Registration and underwriting will be allocated in the following manner: (A) first, (x) when one of BPEA or the Sponsor Investor is the Initiating Holder, the Registrable Securities of the non-Initiating Holder requested to be included in such Demand Registration will be included in the Demand Registration, or (y) to the extent that neither BPEA nor the Sponsor Investor is the Initiating Holder, the Registrable Securities requested to be included in such Demand Registration will be included on a pro rata basis between BPEA and the Sponsor Investor on the basis of the number of Registrable Securities owned by BPEA and the Sponsor Investor; (B) second, the Registrable Securities of TELUS requested to be included in such Demand Registration will be included; (C) third, the Registrable Securities of Management Investors, pro rata among such Management Investors on the basis of the number of Registrable Securities owned by each such Management Investor, requested to be included in such Demand Registration will be included; (D) fourth, subject to Section 2.1 and the Puritt Agreement, the number of Registrable Securities held by Puritt and requested by Puritt to be included in a Demand Registration will be included; provided that Puritt shall only be permitted to include no more than 544,259 Shares in any Demand Registration prior to February 3, 2023, no more than 1,632,777 Shares in any Demand Registration prior to February 3, 2024 (less any Shares subject to the Puritt Agreement that have already been sold by Puritt in any manner) and no more than 2,721,295 Shares in any Demand Registration on or after February 3, 2024 (less any Shares subject to the Puritt Agreement that have already been sold by Puritt in any manner), subject to an aggregate of 2,721,295 Shares permitted to be included in all Demand Registrations or other registrations or underwritings of Shares by the Corporation, (E) fifth, the number of treasury Shares that the Corporation determines to include and any other securities of the Corporation will be included;

(3)	if other than through a Demand Registration, (i) the securities of the Corporation shall not be excluded unless all the Registrable Securities held by all other Holders requested to be included in such registration and underwriting are first entirely excluded and (ii) the additional Registrable Securities that will be entitled to be included in the registration and underwriting will be allocated in the following manner: (A) first, the Registrable Securities of BPEA and the Sponsor Investor requested to be included in such registration will be included on a pro rata basis between BPEA and the Sponsor Investor on the basis of the number of Registrable Securities owned by BPEA and the Sponsor Investor; (B) second, the Registrable Securities of TELUS requested to be included in such registration will be included; (C) third, the Registrable Securities of Management Investors, pro rata among such Management Investors on the basis of the number of Registrable Securities owned by each such Management Investor, requested to be included in such registration will be included, and (D) fourth, subject to Section 2.1 and the Puritt Agreement, the number of Registrable Securities held by Puritt and requested by Puritt to be included in a Demand Registration will be included; provided that Puritt shall only be permitted to include no more than 544,259 Shares in any Demand Registration prior to February 3, 2023, no more than 1,632,777 Shares in any Demand Registration prior to February 3, 2024 (less any Shares subject to the Puritt Agreement that have already been sold by Puritt in any manner) and no more than 2,721,295 Shares in any Demand Registration on or after February 3, 2024 (less any Shares subject to the Puritt Agreement that have already been sold by Puritt in any manner), subject to an aggregate of 2,721,295 Shares permitted to be included in all Demand Registrations or other registrations or underwritings of Shares by the Corporation.

(k)	Cooperation. Section 5.4 of the Registration Rights Agreement is hereby amended and restated as follows:

The Corporation will use its commercially reasonable efforts to cooperate with its auditors, the Selling Holders, the underwriters and their respective counsel and other representatives in the disposition of the Shares covered by such Canadian Preliminary Prospectus and Canadian Prospectus or such Registration Statement, as applicable. Each Selling Holder shall also use its commercially reasonable efforts to cooperate with the Corporation, the underwriters, the other Selling Holders and their respective counsel in connection with any disposition of Shares.

(l)	Expenses. Section 6.1 of the Registration Rights Agreement is hereby amended and restated as follows:

In connection with any registration made pursuant to this Agreement, all Registration Expenses shall be paid by the Corporation and the Selling Holders shall pay (i) all Selling Expenses in proportion to the gross proceeds received by each Selling Holder in connection with such registration and (ii) fees and disbursements of counsel for such Selling Holder (except for the fees and disbursements of (A) one Selling Holders Counsel in connection with a Demand Registration and (B) one counsel to each of BPEA and the Sponsor Investor, if different than Selling Holders Counsel, in the event that such Holder participates in such registration, each of which shall be borne and paid by the Corporation).

For greater certainty, in connection with any registration made pursuant to this Agreement, the Corporation shall pay its internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties).

(m)	Notice Confidentiality. New Section 5.19 shall be added to Article 5 of the Registration Rights Agreement, as follows:

Except as required by law, rule or regulation, each Holder agrees to treat as confidential the receipt of any notice hereunder (including notice of the Demand Registration, a notice in connection with a Shelf Registration Statement and any notices with respect to a suspension of a Demand Registration or the availability of a Shelf Registration Statement) and the information contained therein, and not to disclose or use the information contained in any such notice (or the existence thereof) without the prior written consent of the Corporation until such time as the information contained therein is or becomes available to the public generally (other than as a result of disclosure by such Holder in breach of the terms of this Agreement).

(n)	Notices. Section 10.2 of the Registration Rights Agreement is hereby amended and restated as follows:

Any notice, direction, certificate, consent, determination or other communication given pursuant to this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier or email and addressed:

(a)	to TELUS at:

7th Floor, 510 West Georgia Street,
Vancouver, B.C.
Canada V6B 0M3

with a copy to:

Attention: Andrea Wood
	Email:	andrea.wood@telus.com

with a copy to:

Osler, Hoskin & Harcourt LLP
100 King Street West
1 First Canadian Place
Suite 6200, P.O. Box 50
Toronto ON M5X 1B8

Attention: Desmond Lee and James Brown
Email:	dlee@osler.com and jbrown@osler.com

(b)	to BPEA at:

Jupiter Building, Herikerbergweg 88,
1101 CM Amsterdam
The Netherlands
Facsimile No.: +31 88 560 9960
Telephone No.: +31 88 560 9950
E-mail Address: Baring.nl-ams@vistra.com
Attention: Gerard Jan van Spall

Attention: Patrick Cordes
Email:	patrickcordes@bpeasia.com

with a copy to (which shall not constitute notice):

Zeke Arlin
Email:	zeke.arlin@eqtpartners.com

(c)	to the Corporation at:

Floor 7, 510 West Georgia Street
Vancouver, BC V6B 0M3

Attention: Michel E. Belec
Email:	michel.belec@telus.com

with a copy to:

TELUS Communications Inc.
7th Floor, 510 West Georgia Street,
Vancouver, BC V6B 0M3

Attention: Andrea Wood
Email:	andrea.wood@telus.com

and with a copy to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022

Attention: Lona Nallengara
Email:	lona.nallengara@shearman.com

(d)	to the Sponsor Investor at:

Insignia Capital Group
1333 California Blvd., Ste. 520
Walnut Creek, CA 94596
Attention: Tony Broglio
Email: tbroglio@insigniacap.com

with a copy to:

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, IL 60654

Attention: Sanford E. Perl, P.C., Robert A. Wilson, P.C. and Melanie B. Harmon

	Email:	sperl@kirkland.com, robert.wilson@kirkland.com and melanie.harmon@kirkland.com

(e)	to the Management Investors at their respective addresses set forth in Schedule A hereto.

Notice is deemed to be given and received if sent by personal delivery, courier or email, on the date of delivery or transmission (as the case may be) if it is a Business Day and the delivery or transmission (as the case may be) was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a Notice will be assumed not to be changed.

Section 3.            Termination of First Amendment.

The Parties hereby agree that the first amendment, dated June 30, 2021, to the registration rights agreement dated February 5, 2021 entered into among the Corporation, TELUS and BPEA, is hereby terminated.

Section 4.           Further Assurances.

Each Party shall provide such further documents or instruments required by any other Party as may be necessary or desirable to effect the purpose of this Amendment and carry out its provisions.

Section 5.           Amendments and Waiver.

This Amendment (and the Registration Rights Agreement) may be amended, modified, extended or terminated, and the provisions hereof may be waived, only by an agreement in writing signed by the Corporation, TELUS, BPEA, Puritt and the Investors for so long as such Holders hold Registrable Securities.  In addition, each Party hereto may waive any right hereunder by an instrument in writing signed by such Party.  Each such amendment, modification, extension, termination and waiver shall be binding upon each Holder.

Section 6.           Entire Agreement.

This Amendment, along with the Registration Rights Agreement (and with respect to the Corporation, TELUS and BPEA, the Shareholders’ Agreement) constitute the entire agreement between the Parties with respect to the matters contemplated by this Amendment and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties related to such matters.  There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Amendment, except as specifically set forth in this Amendment (and Registration Rights Agreement and, with respect to the Corporation, TELUS and BPEA, the Shareholders’ Agreement).  The Parties have not relied and are not relying on any other information, discussion or understanding in entering into this Amendment.

Section 7.           Severability.

If any provision of this Amendment is determined to be illegal, invalid or unenforceable, by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Amendment and the remaining provisions will remain in full force and effect.

Section 8.           Governing Law.

(1)	This Amendment is governed by, and will be interpreted and construed in accordance with, the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein.

(2)	Each Party irrevocably attorns and submits to the exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver, and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 9.           Remedies

The Parties hereto shall have all remedies available at law, in equity or otherwise in the event of any breach or threatened breach or violation of this Amendment or any default hereunder by a party.  The Parties acknowledge and agree that any breach of this Amendment shall cause the other non-breaching Parties irreparable harm, and that in addition to any other remedies which may be available, each of the Parties hereto will be entitled, without the posting of bond, to specific performance of the obligations of the other Parties hereto and, in addition, to such other equitable or injunctive remedies (including preliminary or temporary relief or injunctions) as may be appropriate in the circumstances.

Section 10.            Counterparts

This Amendment may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument.  Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Amendment.

[signature pages follow]

IN WITNESS WHEREOF the Parties have executed this Amendment.

TELUS COMMUNICATIONS INC.

By:	/s/ Stephen Lewis
Name: Stephen Lewis
Title: SVP & Treasurer

TELUS INTERNATIONAL HOLDING INC.

By:	/s/ Stephen Lewis
Name: Stephen Lewis
Title: SVP & Treasurer

1276431 B.C. LTD.

By:	/s/ Stephen Lewis
Name: Stephen Lewis
Title: SVP & Treasurer

1276433 B.C. LTD.

By:	/s/ Stephen Lewis
Name: Stephen Lewis
Title: SVP & Treasurer

1276435 B.C. LTD.

By:	/s/ Stephen Lewis
Name: Stephen Lewis
Title: SVP & Treasurer

1276436 B.C. LTD.

By:	/s/ Stephen Lewis
Name: Stephen Lewis
Title: SVP & Treasurer

[Signature Page to Amendment to Registration Rights Agreement]

RIEL B.V.

By:	/s/ G.J. van Spall Proxy Holder A
Name:	G.J. van Spall
Title:	Vistra Management Services (Netherlands) B.V., Proxy Holder A

By:	/s/ B.F.P.H.M Haast Proxy Holder B
Name:	B.F.P.H.M Haast
Title:	Vistra Management Services (Netherlands) B.V., Proxy Holder B

By:	/s/ G.J. van Spall
Name:	G.J. van Spall
Title:	Director

TELUS INTERNATIONAL (CDA) INC.

By:	/s/ Vanessa Kanu
Name:	Vanessa Kanu
Title:	Chief Financial Officer

JEFFREY PURITT

By:	/s/ Jeffrey Puritt

[Signature Page to Amendment to Registration Rights Agreement]

INSIGNIA WT HOLDINGS, LLC

By:	/s/ Aaron Keller
Name:	Aaron Keller
Title:	Vice President and Secretary

[Signature Page to Amendment to Registration Rights Agreement]

NEW WT PARENT, INC.

By:	/s/ Tobias Dengel
Name:	Tobias Dengel
Title:	CEO

TIDY MAN, LLC

By:	/s/ Matt Dopkiss
Name:	Matt Dopkiss
Title:	Member

WOLF & SHIELD, LLC

By:	/s/ Michael Colombo
Name:	Michael Colombo
Title:	CEO

JOHAN AURIK

By:	/s/ Johan Aurik

MARCUS EAST

By:	/s/ Marcus East

CRISTIANO FRANCO

By:	/s/ Cristiano Franco

LANDO KRAVETZ

By:	/s/ Lando Kravetz

ATRI MICHAEL SIGNER

By:	/s/ Atri Michael Signer

[Signature Page to Amendment to Registration Rights Agreement]

ABBY COOK

By:	/s/ Abby Cook

BLAKE SIRACH

By:	/s/ Blake Sirach

CHRISTY PHILLIPS

By:	/s/ Christy Phillips

MIKE MOORE

By:	/s/ Mike Moore

TOBIAS A. DENGEL TRUST U/D/T DATED SEPTEMBER 27, 2007

By:	/s/ Tobias Dengel
Name:	Tobias Dengel
Title:	Trustee

WILL MAYO

By:	/s/ Will Mayo

JAMIE TIMM

By:	/s/ Jamie Timm

[Signature Page to Amendment to Registration Rights Agreement]

Schedule A

1.	New WT Parent, Inc. – [*]

2.	Tidy Man, LLC – [*]

3.	Wolf & Shield, LLC – [*]

4.	Johan Aurik – [*]

5.	Marcus East – [*]

6.	Cristiano Franco – [*]

7.	Lando Kravetz – [*]

8.	Atri Michael Signer – [*]

9.	Abby Cook - [*]

10.	Blake Sirach - [*]

11.	Christy Phillips – [*]

12.	Mike Moore – [*]

13.	Tobias A. Dengel Trust U/D/T dated September 27, 2007 – [*]

14.	Will Mayo - [*]

15.	Jamie Timm – [*]